Filed by Xcel Energy Inc. Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: NRG Energy, Inc. Registration No.: 333-84264

U.S. Bancorp Center 800 Nicollet Mall Minneapolis, MN 55402-2023

May 22, 2002

Xcel Energy/NRG Exchange Offer scheduled for consideration by the Securities and Exchange Commission on May 29, 2002

MINNEAPOLIS — Xcel Energy Inc. (NYSE: XEL) announced today that its exchange offer for the publicly held shares of its 74%-owned subsidiary, NRG Energy Inc., has been scheduled for consideration by the Securities and Exchange Commission under the Public Utility Holding Company Act at a meeting to be held on May 29, 2002. In order to complete the offer, Xcel Energy must receive SEC approval under PUHCA. While there can not be any assurance as to the action that the SEC will take, Xcel Energy expects that the SEC will issue an order approving the transaction at the meeting.

If, by the expiration of the offer on May 31, 2002, the SEC order has been issued and enough NRG shares have been tendered so that Xcel Energy holds at least 90% of the outstanding NRG common stock, then Xcel Energy plans to complete the acquisition as soon as possible after the expiration date.

“We’re pleased that the SEC has scheduled the transaction for review next week and look forward to closing the transaction as currently scheduled,” said Wayne H. Brunetti, chairman, president and CEO of Xcel Energy.

Under the exchange offer, NRG’s public shareholders will receive 0.50 of a share of Xcel Energy common stock in a tax-free exchange for each outstanding share of NRG common stock they hold.

Xcel Energy is a major U.S. electricity and natural gas company with operations in 12 Western and Midwestern states. Formed by the merger of Denver-based New Century Energies and Minneapolis-based Northern States Power Co., Xcel Energy provides a comprehensive portfolio of energy-related products and services to 3.2 million electricity customers and 1.7 million natural gas customers through its regulated operating companies. In terms of customers, it is the fourth-largest combination natural gas and electricity company in the nation. Company headquarters are located in Minneapolis. More information is available at www.xcelenergy.com.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE EXCHANGE OFFER DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

In connection with the proposed exchange offer for NRG shares, Xcel Energy has filed a prospectus and related materials with the SEC. Investors and security holders may obtain a free copy of the exchange offer prospectus and other documents filed by Xcel Energy with the SEC at the commission’s Web site at http://www.sec.gov. Free copies of the exchange offer prospectus, as well as Xcel Energy’s related filings with the commission, also may be obtained from Xcel Energy by directing a request to Xcel Energy’s information agent for this offer, Georgeson Shareholder Communications, Inc., 111 Commerce Road, Carlstadt, NJ 07072 or call toll-free at (866) 800-0230.

Forward-Looking Information

Although Xcel Energy believes its expectations are based on reasonable assumptions, it can give no assurance that its goals will be achieved. Important factors that could cause actual results to differ materially from those contained in the forward-looking statements include satisfaction of all conditions to the exchange offer that cannot be waived, including the approval of the SEC under the Public Utility Holding Company Act, and the satisfaction or waiver of conditions to the exchange offer that may be waived. Some of the conditions to the exchange offer include the receipt of all required regulatory approvals, the tender by the public stockholders of a minimum number of their shares and the absence of an injunction or litigation concerning the exchange offer. In light of these uncertainties, there can be no assurances that the exchange offer will be completed.

CONTACT: Xcel Energy Inc., Minneapolis

For more information, contact:

E J McIntyre	Vice President & Chief Financial Officer	(612) 215-4515
R J Kolkmann	Managing Director, Investor Relations	(612) 215-4559
P A Johnson	Director, Investor Relations	(612) 215-4535

For news media inquiries only, please call Xcel Energy media relations Xcel Energy Internet Address: http://www.xcelenergy.com		(612) 215-5300